Date          14 September 2001
Number        13/01


BHP BILLITON APPOINTS CHIEF FINANCIAL OFFICER


BHP Billiton today announced the appointment of Christopher Lynch to the position of Chief Financial Officer (CFO), effective immediately. Mr Lynch, who was previously CFO BHP Billiton Minerals, will be based in Melbourne, Australia.

Following today's announcement, the CFO BHP Billiton Minerals position will be integrated into the BHP Billiton CFO role, with Mr Lynch assuming responsibility for both areas. Mr Lynch will report to the CEO and Managing Director and will be a member of the Group's Executive Committee.

BHP Billiton CEO and Managing Director Paul Anderson said: "Chris has an outstanding track record in the resources industry and we are extremely pleased to be appointing him to the key position of Chief Financial Officer.

"Chris' recent experience as CFO Minerals, and his prior roles as Vice President and Chief Information Officer for Alcoa Inc in the United States, and Chief Financial Officer Alcoa Europe, together with his operating, treasury and accounting experience, provide a unique combination of talents that will significantly benefit all of BHP Billiton's businesses."

Mr Lynch will lead the BHP Billiton finance team. His areas of responsibility include:

: Group Tax;
: Risk Assessment and Assurance;
: Information Technology;
: Budgeting and Forecasting;
: Group Accounting;
: Treasury and Corporate Finance;
: Operational Excellence;
: Shared Business Services;
: Strategic Sourcing, and
: Workout Assets.



Following the appointment of Mr Lynch, BHP Billiton Chief Development Officer Chip Goodyear will relocate to London. Mr Goodyear has performed both the Chief Development Officer and Chief Financial Officer roles since June, 2001.

Mr Anderson thanked Mr Goodyear for his additional contribution during the global search for a new CFO: "Chip's performance in both roles has been outstanding and he has been integral to the success of the merger integration to date."

Prior to joining BHP Billiton Mr Lynch has held the roles of Vice President and Chief Information Officer, and Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, Pennsylvania. From 1997 to 1999 he was employed as Chief Financial Officer for Alcoa Europe, based in Lausanne, Switzerland.

Mr Lynch was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc of the US and Kobe Steel of Japan, and Corporate Accounting Manager Alcoa of Australia.


Further news and information can be found on our Internet site:
www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956   Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157    Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977   Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360    Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com


United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625    Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000
Tel +61 3 9609 3333 Fax +61 3 9609 3015

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Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia